BPB



SECU 05044861 IMISSION


PROCESSING
RECEIVED
NOV 25 2005
199
SEC MAIL
SECTION
WASH., D.C.

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FJ 12/29

SEC FILE NUMBER
8 - 46712

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Securitrade Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Decker Drive
(No. and Street)

Irving	Texas	75062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250-K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)


PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 12/29/05

OATH OR AFFIRMATION

I, Mohamad Zarei, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Securitrade Corporation**, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


FRANCES B. LANDERS
MY COMMISSION EXPIRES
January 24, 2008

Signature

President

Title

Frances B. Landers

Notary Public

Expires 1/24/08

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securitrade Corporation

We have audited the accompanying statement of financial condition of Securitrade Corporation as of September 30, 2005, and the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securitrade Corporation as of September 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
October 26, 2005

SECURITRADE CORPORATION
Statement of Financial Condition
September 30, 2005

ASSETS

Cash and cash equivalents	$ 359,705
Clearing deposit	101,234
Receivable from Parent	113,395
Property and equipment, net of accumulated depreciation of $74,885	35,144
TOTAL ASSETS	$ 609,478

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Subordinated note payable to Parent	$ 1,000,000

Stockholder's Equity

Common stock, 10,000 shares authorized with no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,119,317
Accumulated deficit	(1,510,839)
TOTAL STOCKHOLDER'S EQUITY	(390,522)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 609,478

See notes to financial statements.

SECURITRADE CORPORATION
Statement of Loss
Year Ended September 30, 2005

Revenue	
Securities commissions	$ 106,194
Interest income	5,000
TOTAL REVENUE	111,194
Expenses	
Compensation and related costs	71,889
Communications	5,509
Occupancy and equipment costs	73,426
Regulatory fees and expenses	8,945
Interest	150,005
Professional fees	68,849
Other expenses	13,576
TOTAL EXPENSES	392,199
Net loss before other losses and income taxes	(281,005)
Other Losses	
Realized losses on securities	678,666
Loss on impairment of software	187,718
TOTAL OTHER LOSSES	866,384
Net loss before income taxes	(1,147,389)
Income tax benefit	159,365
NET LOSS	$ (988,024)

See notes to financial statements.

SECURITRADE CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2004	1,000	$ 1,000	$ 919,317	$ (522,815)	$ 397,502
Additional capital contributed	-	-	200,000	-	200,000
Net loss	-	-	-	(988,024)	(988,024)
Balances at September 30, 2005	1,000	$ 1,000	$ 1,119,317	$(1,510,839)	$ (390,522)

See notes to financial statements.

SECURITRADE CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended September 30, 2005

Balance at September 30, 2004	$ 1,000,000
Increases	-
Decreases	-
Balance at September 30, 2004	$ 1,000,000

See notes to financial statements.

SECURITRADE CORPORATION
Statement of Cash Flows
Year Ended September 30, 2005

Cash flows from operating activities:	
Net loss	$ (988,024)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	20,506
Loss on impairment of software	187,718
Change in assets and liabilities	
Decrease in commissions receivable	76,211
Increase in clearing deposit	(1,062)
Decrease in receivable from Parent	83,101
Decrease in commissions payable	(53,347)
Decrease in accrued interest payable to Parent	(92,466)
Net cash used in operating activities	(767,363)
Cash flows from financing activities:	
Additional capital contributed	200,000
Net decrease in cash	(567,363)
Cash at beginning of year	927,068
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 359,705

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 150,005
Income taxes	$ -

See notes to financial statements.

SECURITRADE CORPORATION
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Securitrade Corporation (Company) was incorporated in August 1993 as a Texas corporation. The Company is a wholly owned subsidiary of Imperatum Holdings Corporation (Parent), a Delaware corporation, headquartered in New York. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company's customers consist primarily of municipalities in Illinois.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years.

SECURITRADE CORPORATION
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Income Taxes

The Company is included in the consolidated income tax return of its Parent; however, the Company accounts for income taxes on a separate company basis. Any resulting income tax benefit or provision is recorded as a receivable or payable due from or to the Parent.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company had net capital and net capital requirements of $452,659 and $100,000, respectively. The Company's net capital ratio was zero to 1.

Note 4 - Property and Equipment / Impairment Loss

Property and equipment consists of the following:

Furniture and fixtures	$	1,941
Computer equipment		108,088
		110,029
Accumulated depreciation		(74,885)
	$	35,144

Software developed for internal used has become obsolete and the Company abandoned its efforts to develop the software during the year ended September 30, 2005. The Company has recognized a loss in the current year of $187,818 on the impairment of the software. The amount of the loss recognized was for the entire amount capitalized in previous years.

Note 4 - Property and Equipment / Impairment Loss (continued)

Depreciation expense totaled $20,506 for the year and is included in occupancy and equipment costs in the accompanying statement of loss.

Note 5 - Income Taxes

The Company's current year loss, excluding realized losses on securities, will be fully utilized by the Parent to reduce income in the consolidated income tax return. The income tax savings by the Parent of $159,365 are recorded as a receivable due from Parent and an income tax benefit. The Company's realized losses are not deductible by the Parent; therefore there is no current benefit to the Company. The realized losses incurred during the year of $678,666 are available to offset future realized gains, which expire in 2010. The realized loss carry forward creates a deferred tax asset of approximately $ 230,000; however, the entire amount has been offset by a valuation allowance; therefore, there is no deferred tax asset recognized.

Note 6 - Subordinated Notes Payable

At September 30, 2005, the Company has a $1,000,000 subordinated note payable to the Parent with principal due at maturity on February 19, 2007; however, the note may be restricted as to repayment subject to regulatory approval. The note accrues interest at 15% per annum. Accrued interest on the note totaled $ 150,000 during the year ended September 30, 2005.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

SECURITRADE CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2005

Total stockholder's equity qualified for net capital	$ (390,522)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	1,000,000
Total capital and allowable subordinated liabilities	609,478
Deductions and/or charges	
Non-allowable assets:	
Excess clearing deposit	1,234
Receivable from Parent	113,395
Property and equipment, net	35,144
Total deductions and/or charges	149,773
Net capital before haircuts on securities positions	459,705
Haircuts on securities:	
Cash equivalents-money market funds	7,046
Net Capital	$ 452,659
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 352,659
Ratio of aggregate indebtedness to net capital	Zero to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2005 by Securitrade Corporation on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Securitrade Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Securitrade Corporation (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
October 26, 2005